Suite 1650
1055 West Hastings Street
Vancouver B.C.
CanadaV6E 2E9

VIA SEDAR

May 11, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Quebec Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

RE:	Fronteer Development Group Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 -
Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Fronteer Development Group Inc. (the “Corporation”) held on May 7, 2009 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

	Item Voted Upon		Voting Result
1.	Election of directors	•	The nominees proposed by management in the management information circular were elected, by a show of hands.

2.	Re-appointment of PricewaterhouseCoopers LLP as the Corporation's auditors	•	PricewaterhouseCoopers LLP, Chartered Accountants were re-appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration, by a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

“Sean Tetzlaff”

Sean Tetzlaff C.A.
Chief Financial Officer
& Corporate Secretary